Apollo Hospitals
CHENNAI
touching lives

RECEIVED
2007 JUL 10 A 9:00

Date : June 26, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

PROCESSED
JUL 10 2007
THOMSON
FINANCIAL

SUPPL

Dear Sir,

Sub : Information under Rule 12g3-2(b) - Board Meeting decisions

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

Further to our letter dated 5th June 2007, the Board of Directors at its meeting held on 26th June 2007 has taken the following decisions.

1. The Audited Accounts of the Company for the year ended 31st March 2007 were approved as per annexure enclosed.

2. The Audited Consolidated Accounts of the Company for the year ended 31st March 2007 were approved as per annexure enclosed.

3. Recommended a final dividend of Rs. 2/- per share (20%) on the equity capital of the Company in addition to an interim dividend of Rs. 3/- per share (30%) declared and paid during the year.

4. The Register of Members and Share Transfer Registers shall remain closed from **11th August 2007 to 24th August 2007 (both days inclusive)**. Dividend shall be paid to the members whose names are appearing in the Register of members on the closing hours of business on 10th August 2007.

5. The Annual General Meeting of the Company is scheduled to be held on 24th August 2007 at Kamaraj Arangam, No. 492 Mount Road, Chennai – 6.

Please take note of the same in your records.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S. K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY.

[redacted]

07025008

Dew 7/10

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED

No. 19 Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

Audited Financial Results for the year ended 31st March 2007

(Rs. in Mio)

Sn	Particulars	9 Months Ended 31.12.2006 (Unaudited)	Quarter Ended 31.03.2007 (Audited)	Quarter Ended 31.03.2006 (Audited)	Year Ended 31.03.2007 (Audited)	Year Ended 31.03.2006 (Audited)
1	Net Sales/Income from Operations	6576	2334	1920	8910	7078
2	Other Income	51	34	31	85	112
	Total Income	6627	2368	1951	8995	7190
3	Total Expenditure					
a	Increase/Decrease in stock trade	--	--	--	--	--
b	Consumption of raw materials	3345	1206	996	4551	3602
c	Staff cost	944	334	272	1278	984
d	Other expenditure	274	91	81	365	323
e	General Administrative Expenses	852	350	248	1202	851
f	Selling and Distribution Expenses	62	34	21	96	77
g	Accreditation Expenses	--	--	55	--	92
4	Interest	119	45	27	164	117
5	Depreciation	225	83	69	308	261
6	Profit (+)/Loss (-) before Extraordinary Item and tax (1+2-3-4-5)	806	225	182	1031	883
7	Extraordinary Item (Profit on sale of equity shares held in The Lanka Hospitals Corporation Ltd)	325	--	--	325	--
8	Profit (+)/Loss (-) before tax (6+7)	1131	225	182	1356	883
9	Provision for taxation					
	Current	255	33	47	288	253
	Previous	--	33	--	33	--
	Deferred	13	7	7	20	15
10	Fringe Benefit Tax	9	5	4	14	13
11	Net Profit (+)/Loss(-) (7-8)	854	146	124	1001	602
12	Paid-up equity share capital (Face Value : Rs.10/- per share)	516	516	506	516	416
13	Reserves excluding revaluation reserves				7017	6039
14	EPS for the period, for the year to date and for previous year					
	Before Extraordinary Item					
	Basic	*10.25	*3.01	*2.45	13.26	12.53
	Diluted	*10.25	*2.79	*2.40	13.04	12.26
	After Extraordinary Item					
	Basic	*16.55	*3.08	*2.45	19.63	12.53
	Diluted	*16.55	*2.77	*2.40	19.32	12.26
15	Aggregate of Non-Promoter Shareholding (##)					
	No. of Shares	29,870,809	29,942,892	29,550,380	29,942,892	29,550,380
	Percentage of shareholding	57.85	57.99	58.40	57.99	58.40

*not annualised

Total Public Shareholding as defined under clause 40A of the Listing Agreement (excludes shares held by Promoters and Global Depositary Receipt Holders)

Segment Reporting under Clause 41 of the Listing Agreement with Stock Exchange for the year ended 31st March 2007

(Rs in Mio)

	9 Months Ed. 31.12.2006 (Unaudited)	Quarter Ended 31.03.2007 (Audited)	Quarter Ended 31.03.2006 (Audited)	Year Ended 31.03.2007 (Audited)	Year Ended 31.03.2006 (Audited)
1. Segment Revenue (Net Sales / Income from each segment)					
a) Healthcare Services	6576	2334	1924	7598	7098
b) Retail Pharmacy	--	--	--	1313	--
b) Others	51	34	27	85	112
SUB - TOTAL	6627	2368	1951	8996	7210
Less : Intersegmental Revenue	--	--	--	1	--
Net Sales / Income from Operations	6627	2368	1951	8995	7210
2. Segment Results (profit (+) / loss (-) before Tax and Interest from each segment)					
a) Healthcare Services	874	246	182	1131	896
b) Retail Pharmacy	--	--	--	(11)	--
c) Others	51	24	27	75	104
d) Extraordinary Item (Profit on sale of Investments)	325	--	--	325	--
SUB - TOTAL	1250	270	209	1520	1000
Less : (i)Interest (Net)	119	45	27	164	117
(ii)Other un-allocable expenditure net of un-allocable income	--	--	--	--	--
Profit Before Tax	1131	225	182	1356	883
3. Capital Employed (Segment Assets-Segment Liabilities)					
a) Healthcare Services	7175	7065	5990	7065	5990
b) Retail Pharmacy	--	382	--	382	--
c) Others	1931	1520	1365	1520	1365
TOTAL	9106	8967	7355	8967	7355

Notes :

1. The above financial results were reviewed by the Audit Committee of the Board and approved by the Board of Directors at its meeting held on 26th June 2007
2. Information on investor complaints pursuant to Clause 41 of the Listing Agreement for the quarter ended 31st March 2007

No. of Complaints (Nature of Complaints :- Non receipt of Share certificates, Dividend, Annual Report etc.)

Pending as on 31/12/2006	Recd during the quarter	Disposed during the quarter	Lying unresolved as on 31/03/2007
Nil	39	39	Nil

3. The Board has recommended a final dividend of Rs. 2.00 per share (20%) for the financial year 2006-07. Together with interim dividend of Rs. 3.00 per share (30%) already declared and paid, the total dividend for the financial year amounts to Rs. 5.00 per share (50%)
4. The figures for the previous year are regrouped/rearranged wherever necessary

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary

Place : Chennai
Dated : 26th June 2007

By order of the Board
for APOLLO HOSPITALS ENTERPRISE LIMITED

Dr. Prathap C Reddy
Executive Chairman

Apollo Hospitals Enterprise Limited

Regd. Office: No.19 Bishop Gardens, Raja Annamalaipuram

Chennai - 600 028

Audited Consolidated Financial Results for the Year ended 31st March 2007

(Rs. in Mio)

S.NO.	PARTICULARS	Year Ended 31.03.2007 (Audited)	Year Ended 31.03.2006 (Audited)
1	Net Sales/Income from Operations	9495	7596
2	Other Income	71	95
	Total Income	9566	7691
3	Total Expenditure		
a	Increase/Decrease in stock trade	-	-
b	Consumption of raw materials	4709	3729
c	Staff cost	1422	1127
d	Other expenditure	416	393
e.	General Administrative Expenses	1313	1048
f.	Selling and Distribution Expenses	114	99
4	Interest	270	244
5	Depreciation & Amortization	407	378
6	Profit (+)/Loss (-) before extraordinary item and tax (1+2-3-4-5)	915	673
7	Extraordinary Item ((Profit / Loss on sale of equity)	310	-
8	Profit (+)/Loss(-) before tax (6+7)	1225	673
9	Provision for taxation		
	Current	291	254
	Previous	33	
	Deferred Tax Liability	34	22
	Deferred Tax Asset	(48)	(53)
	Fringe Benefit Tax	16	15
10	Profit Before Minority Interest (8-9)	899	435
11	Minority Interest	0	(46)
12	Share in Associates	55	39
13	Profit attributable to group	954	520
14	Paid-up equity share capital	516	506
	(Face Value : Rs.10/- per share)		
15	Basic and diluted EPS for the period		
	Before Extraordinary Item		
	Basic	12.64	10.82
	Diluted	12.44	10.59
	After Extraordinary Item		
	Basic	18.72	10.82
	Diluted	18.42	10.59

Notes

1 The above financial results were reviewed by the Audit Committee of the Board and approved by the Board of Directors at its meeting held on 26th June 2007

2 The figures for the previous year are regrouped and reclassified wherever necessary

By order of the Board
for APOLLO HOSPITALS ENTERPRISE LIMITED

Place : Chennai
Date : 26th June 2007

DR. PRATHAP C REDDY
EXECUTIVE CHAIRMAN

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K. Venkataraman

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary

END